Exhibit 99.1

Royal Bank of Canada to repurchase up to 30 million of its common shares

TORONTO, February 23, 2018 — Royal Bank of Canada (the Bank) (“RY” on TSX and NYSE) today announced that the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions (OSFI) have approved its normal course issuer bid to purchase, for cancellation, up to 30,000,000 of its common shares.

The shares that may be repurchased represent approximately 2.1% of the Bank’s outstanding common shares. As of January 31, 2018 there were 1,444,064,647 common shares of the Bank outstanding. The TSX limits annual normal course issuer bid purchases to the greater of 5% of the issuer’s outstanding common shares or 10% of the issuer’s public float. In computing our annual limit, we deducted 30,000,000 common shares purchased under the Bank’s previous normal course issuer bid, pursuant to TSX rules.

Purchases under the normal course issuer bid may commence on February 27, 2018 and continue until February 26, 2019, when the bid expires, or such earlier date as the Bank may complete its purchases pursuant to the notice of intention filed with the TSX. Purchases may be made through the TSX, the New York Stock Exchange (NYSE) and other designated exchanges and alternative Canadian trading systems. The price paid for any such repurchased shares will be the prevailing market price at the time of acquisition. Purchases may also be made through other means permitted by applicable securities laws, including under specific share repurchase programs pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price.

The amount of purchases on the TSX on any given day will not exceed 512,506 common shares, which is 25% of the average daily trading volume on the TSX for the six months ending January 31, 2018. The average daily trading volume of the Bank’s shares on the TSX for that six-month period, calculated in accordance with the rules of the TSX for the purposes of the bid, was 2,050,025 shares.

The normal course issuer bid will give us the flexibility to manage the Bank’s capital position while generating shareholder value.

The Bank’s previous normal course issuer bid for the purchase of 30,000,000 shares commenced on March 14, 2017 and was completed on January 31, 2018. The Bank repurchased all 30,000,000 shares under the prior bid on the open market and pursuant to exemption orders issued by securities regulatory authorities at a volume weighted average price of approximately $90.90 per share.

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Caution regarding forward-looking statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the normal course issuer bid by Royal Bank of Canada and specific share repurchase program. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our forward-looking statements, including statements about the proposed normal course issuer bid by Royal Bank of Canada, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systematic risks and other risks discussed in the risks sections of our 2017 Annual Report and the Risk management section of our Q1 2018 Report to Shareholders; including global uncertainty and volatility, elevated Canadian housing prices and household indebtedness, information technology and cyber risk, including the risk of cyber-attacks or other information security events at or impacting our service providers or other third parties with whom we interact, regulatory change, technological innovation and non-traditional competitors, global environmental policy and climate change, changes in consumer behaviour, the end of quantitative easing, the Brexit vote, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and environmental and social risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this press release are set out in the Economic, market, and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2017 Annual Report, as updated by the Economic, market and regulatory review and outlook section in our Q1 2018 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

Additional information about these and other factors can be found in the risk sections of our 2017 Annual Report and in the Risk management section of our Q1 2018 Report to Shareholders.

Investor Contacts:

Shirley Boudreau, Shareholder Relations, 416-955-7806

Asim Imran, Investor Relations, 416-955-7804

Media Contact:

Ka Yan Ng, Communications, 416- 974-3058